

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2021

Michael Singer
Principal Executive Officer
Insight Acquisition Corp. /DE
333 East 91st Street
New York, New York 10128

> **Re: Insight Acquisition Corp. /DE**
> **Registration Statement on Form S-1**
> **Filed August 11, 2021**
> **File No. 333-258727**

Dear Mr. Singer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed August 11, 2021

Risk Factors
Provisions in our amended and restated certificate of incorporation..., page 70

1. Your disclosure states that your amended and restated charter will provide that "the federal courts" will be the exclusive jurisdiction for claims under the Securities Act, however your amended and restated charter (Exhibit 3.3) provides that "the Court of Chancery and the federal court for the District of Delaware" will have concurrent jurisdiction for claims under the Securities Act. Please revise your disclosure and amended and restated charter for consistency and accuracy.

Exhibit 23.1: Consent of Independent Registered Public Accounting Firm, page II-6

2. Please have your auditors revise their consent letter to refer to the correct date on their

audit report of August 11th.

Exhibit 5.1

3.   Please delete as inapprorpiate the assumptions contained in (a)-(d) on pages 2 and 3. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19 for more information. In addition, please revise to clarify that opinion #2 includes the Common Stock issuable upon exercise of the Warrants (in addition to the common stock issued as part of the Units).

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Scott Stringer at 202-551-3272 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Trade & Services